BAKER & McKENZIE

Baker & McKenzie LLP
Pennzoil Place, South Tower
711 Louisiana, Suite 3400
Houston, Texas 77002-2746, USA

Tel: +1 713 427 5000
Fax: +1 713 427 5099
www.bakernet.com

December 9, 2009

Shon C. Ramey
Tel: +1 713 427 5030
shon.c.ramey@bakernet.com

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Lily Dang

RE: Gold Reserve Inc.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 001-31819

THIRD SUPPLEMENTAL RESPONSE LETTER

Ladies and Gentlemen:

On behalf of our client, Gold Reserve Inc. (the "Company"), set forth below is a third supplemental response of the Company to (i) the telephone conference calls with Ms. Lily Dang of the U.S. Securities and Exchange Commission on December 7 and December 9, 2009, and October 16 and October 20, 2009 (the "Telephone Conferences") and (ii) the Company's previous response letters, dated October 5, 2009 (the "Original Response Letter"), October 20, 2009 (the "Supplemental Response Letter"), and October 21, 2009 (the "Second Supplemental Response Letter", together with the Original Response Letter and Supplemental Response Letter, the "Response Letters") as responses to comments contained in the Staff's letter to Mr. Robert A. McGuinness, Chief Financial Officer, dated September 23, 2009 (the "SEC Comment Letter"), regarding the Company's Form 20-F filed March 31, 2009 (the "2008 Form 20-F"). For ease of reference, only those outstanding comments requiring clarification or supplemental disclosure as identified during the most recent Telephone Conferences have been repeated below with the supplemental response set forth underneath. It was the Company's understanding that the responses to original comments of the SEC that were previously addressed in the Response Letters, and not identified during the Telephone Conference, were acceptable to the Staff.

The remaining items discussed during the most recent Telephone Conferences concerned disclosure requested in the contained in the Closing Comments section of the SEC Comment Letter. Following such discussions the Company acknowledges the following:

Additional disclosure:

1. The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In this Third Supplemental Response Letter the Company is intending to be fully responsive to those issues identified during the recent Telephone Conferences. After your review of the above responses, if there are additional items to discuss, I would appreciate it if you would please call me at (713) 427-5030. If you are not able to reach me, please ask for Jonathan B. Newton of my office. If this Third Supplemental Response Letter is responsive to those items discussed during the Telephone Conference, a letter indicating that this matter is resolved by the Staff would be appreciated.

Thank you for your attention to this matter.

Very truly yours,

/s/ Shon C. Ramey

Shon C. Ramey

cc: Mr. Robert A. McGuinness, Gold Reserve Inc.